Fiduciary/Claymore MLP Opportunity Fund

2455 Corporate West Drive

Lisle, Illinois 60532

August 2, 2010

Mr. Larry Greene

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-148949 and 811-21652)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) hereby requests acceleration of the effective date of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed by the Fund (File Nos. 333-148949 and 811-21652) so that it may become effective at 11:00 a.m., Eastern time, on Wednesday, August 4, 2010, or as soon as practical thereafter.

Sincerely,

FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND

By:	/s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary